Filed by Concord Acquisition Corp II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Concord Acquisition Corp II

Commission File No.: 001-40773

Date: May 14, 2025

EVENTS.COM NAMED GLOBAL PARTNER OF WARNER BROS.

DISCOVERY SPORTS’ EVENTS DIVISION

Events.com Becomes a Main Partner of the Three Global Competitions Promoted by the Events Division of Warner Bros. Discovery Sports: the WHOOP UCI Mountain Bike World Series, the FIM Endurance World Championship, and the FIM Speedway Grand Prix.

Multi-Year Exclusive Partnership Solidifies Position of Events.com as Leader in Global Event Technology and Expands its Global Reach Through Warner Bros. Discovery Sports’ Leading Media and Entertainment Ecosystem

May 14, 2025 | Events.com, a global innovator powering the experience economy through event discovery, management, sponsorship, and AI-driven insights, has been confirmed as Global Partner for Warner Bros. Discovery Sports’ Events division from 2025 to 2028. As part of this multi-year agreement, Events.com will serve as a main partner across all three of Warner Bros. Discovery Sports owned and promoted global competitions: the WHOOP UCI Mountain Bike World Series, the FIM Endurance World Championship, and the FIM Speedway Grand Prix. Warner Bros. Discovery Sports delivers these events as part of its long-term partnerships with the Union Cycliste Internationale (UCI) and the Fédération Internationale de Motocyclisme (FIM) — the global governing bodies responsible for managing all international cycling and motorcycle racing disciplines.

Warner Bros. Discovery Sports has selected Events.com, a company founded by passionate athletes with deep roots in the international sports community, for this strategic partnership to power the ticketing and fan engagement technology behind some of the world’s most thrilling sports events.

By integrating the cutting-edge technology and ticketing solutions of Events.com into Warner Bros. Discovery Sports global event ecosystem, the collaboration opens the door to unique opportunities for international promotion and revenue growth, solidifying the presence of Events.com in world-class sport events, and beyond. Through this exclusive partnership, Events.com also unlocks access to Warner Bros. Discovery portfolio which features iconic brands such as HBO, CNN, Discovery Channel, among many others - reaching hundreds of millions of consumers worldwide through TV, streaming services and social media.

“By securing category exclusivity sponsorship of Event Ticketing Technology we will bring people together through unforgettable experiences at Warner Bros. Discovery Sports’ events. Every day, Events.com helps people do the things they love, and this partnership is a key step toward expressing our vision for the future of event technology,” said Stephen Partridge, President, Co-Founder, and COO of Events.com. “Aligning with Warner Bros. Discovery Sports’ premier cycling and motorcycling properties allows us to showcase our innovative event technology on a global stage while creating a more seamless and rewarding experience for both fans and event creators. This strategic agreement will expand our global footprint in the $936 billion dollar event sector.”

Patrick Maitrot, Head of International Sales & Partnership at Warner Bros. Discovery Sports Europe, said: "We are delighted to partner with Events.com. Their innovative approach to the events business and their commitment to an active lifestyle make them the perfect match for our series. With every event we deliver, we aim to stay one step ahead—setting trends and driving innovation at every turn. This collaboration not only brings on board a new strategic ally but also strengthens our ambition to keep redefining how global events are managed and promoted in the future."

Events.com helps event creators manage, market, and monetize the entire lifecycle of an event, from local fundraisers to global festivals, sporting events and more. With end-to-end event management solutions, Events.com gives creators access to a suite of tools at every step. The platform offers a-la-carte or bundled solutions to sell, promote, sponsor, and execute events all connected through powerful insights to help ensure a smooth event experience from start to finish.

The 2025 Events season at WBD Sports is officially underway, marked by the thrilling opener of the WHOOP UCI Mountain Bike World Series in Araxá, Minas Gerais (Brazil), and the FIM Endurance World Championship, which kicked off with the iconic 24 Heures Motos in Le Mans (France). The FIM Speedway Grand Prix has also launched its season, starting with the opening round in Landshut (Germany).

Fans can follow every moment live or on-demand via Warner Bros. Discovery’s extensive portfolio of channels and platforms, including Eurosport (across Europe) and TNT Sports (UK & Ireland), with streaming available on discovery+ and Max*(US included).

-ENDS-

Media Contacts:

Events.com Investor and Media Relations

Gateway Group, Inc.

+1 949 574 3860

Events.com@gateway-grp.com

Laura Cueto

Communications Manager, Warner Bros. Discovery Sports Europe

+34 638 95 95 20

laura.cueto@wbd.com

About Warner Bros. Discovery Sports Europe

Warner Bros. Discovery (WBD) Sports Europe represents WBD’s portfolio of sports brands, channels, and platforms in Europe. It collectively engages 130 million people every month, reaching fans and broad audiences in more than 200 markets and in 20 languages across all platforms where consumers are spending time: free-to-air TV, pay-TV, streaming, online and social. WBD Sports Europe includes the much-loved consumer brands Eurosport and TNT Sports in the UK and Ireland, as well sports programming and content on WBD’s free-to-air TV networks and streaming on Max* and discovery+. They connect audiences with the greatest sporting events in the world. This includes being the Home of the Olympics Games in Europe; tennis’ Grand Slams; cycling’s Grand Tours, more than 1,000 live cycling broadcasts per year, the WHOOP UCI Mountain Bike World Series; the PGA TOUR year-round in some markets; The Ocean Race; the Snooker World Tour; the ABB FIA Formula E World Championship; the FIM Endurance World Championship, the FIM Speedway GP, Speedway of Nations and Speedway World Cup; every major winter sports World Championship and World Cup event. WBD Sports Europe completes a full 360° offer with its Events management and promotion division, which oversees 35+ events across four global championships each year and has achieved the ISO20121 certification for sustainability of event management practices.

*Max is available in Europe in France, Greece, Iberia, the Nordics, Turkey, Central and Eastern Europe; HBO Max is WBD’s streaming platform in Belgium and the Netherlands; discovery+ is the streaming platform for Germany, Austria, Italy and the United Kingdom ahead of Max launching in 2026.

About Events.com

Events.com powers a two-sided marketplace and platform that helps passionate individuals create, promote, discover, and enjoy events. Events.com's platform helps event organizers seamlessly execute their events and allows event goers to discover, interact, and transact with the events they love. Events.com offers a robust ecosystem that supports millions of event creators worldwide, catering to various interests for in person, hybrid, and virtual events. From the prestigious All-In Summit, the world's leading podcast for business, technology, and investing, to the Rise Festival lantern in Mojave Desert outside of Las Vegas, the event calendar on NewYork.com, the transformative Archangel Summit, and movie experiences at the iconic Mayfair Theatre in Ottawa—Events.com technology is the driving force behind unforgettable moments worldwide.

Events.com is preparing for its potential public debut following its previously announced business combination with Concord Acquisition Corp. II (OTCQX: CNDA), a publicly traded special purpose acquisition company, which is expected to close in 2025, subject to the satisfaction or waiver of customary closing conditions.

For additional information, please visit events.com.

Video: The most meaningful moments in our lives, powered by Events.com

Art and Logos

You may download the logos from Events.com here.

Important Information for Investors and Shareholders

In connection with the proposed business combination, CNDA intends to file with the Securities Exchange Commission(the “SEC”) , which will include a prospectus with respect to the combined company’s  securities to be issued in connection with the proposed business combination and a proxy statement to be distributed to holders of CNDA’s common stock in connection with CNDA’s solicitation of proxies for the vote by CNDA’s stockholders with respect to the proposed business combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, CNDA plans to file the definitive Proxy Statement with the SEC and to mail copies to stockholders of CNDA as of a record date to be established for voting on the proposed business combination. This press release does not contain all the information that should be considered concerning the proposed business combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that the combined company (“PubCo” or “CNDA”) may file with the SEC. Before making any investment or voting decision, investors and security holders of CNDA and Events.com are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about, Events.com, CNDA, and the proposed business combination.

Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by PubCo and CNDA through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by PubCo and CNDA may be obtained free of charge from CNDA’s website at cnda.concordacquisitioncorp.com or by directing a request to Jeff Tuder, Chief Executive Office, 477 Madison Avenue New York, New York 10022; Tel: (212) 883-4330. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Events.com, CNDA, PubCo and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from CNDA’s stockholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of CNDA’s directors and executive officers, please refer to CNDA’s annual report on Form 10-K filed with the SEC on March 1, 2024, and Registration Statement, Proxy Statement and other relevant materials filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of CNDA’s stockholders generally, will be included in the Registration Statement and the Proxy Statement, when they become available. Stockholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.